


PROCESSING
RECEIVED
SEC MAIL
DEC 26 2002
SECTION
207
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee required]
For the fiscal year ended June 30, 2002

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No fee required]
For the transition period from ________________ to ______________

Commission file number 33-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
Velie Plantation
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN



Date: December 23, 2002 By: ____________________
Michael A. Bauer, Trustee



Date: December 23, 2002 By: ____________________
Douglas M. Hultquist, Trustee



Date: December 23, 2002 By: ____________________
Rick J. Jennings, Trustee

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning 07/01/2001, and ending 06/30/2002 ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
02/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
QCR HOLDINGS, INC.

DRAFT

4500 NORTH BRADY STREET

DAVENPORT IA 52806

2b Employer Identification Number (EIN)
42-1397595

2c Sponsor's telephone number
563-388-4780

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	DOUGLAS M. HULTQUIST Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME		**3b** Administrator's EIN	
		3c Administrator's telephone number	

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name QUAD CITY HOLDINGS

b EIN 42-1397595

c PN 001

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

		Line	
6	Total number of participants at the beginning of the plan year	6	227
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	7a	206
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	37
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	243
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines **7d** and **7e**	7f	243
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	232
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	29
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	0

8 Benefits provided under the plan (complete **8a** through **8c**, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [X] Insurance	(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

	Box	Number	Schedule	Description
(1)	X		R	(Retirement Plan Information)
(2)	X	1	T	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______

	Box	Number	Schedule	Description
(3)	☐		B	(Actuarial Information)
(4)	☐		E	(ESOP Annual Information)
(5)	☐		SSA	(Separated Vested Participant Information)

b Financial Schedules

	Box	Number	Schedule	Description
(1)	X		H	(Financial Information)
(2)	☐		I	(Financial Information -- Small Plan)
(3)	X	1	A	(Insurance Information)
(4)	X		C	(Service Provider Information)
(5)	X		D	(DFE/Participating Plan Information)
(6)	☐		G	(Financial Transaction Schedules)
(7)	X	1	P	(Trust Fiduciary Information)

c Fringe Benefit Schedule

Box	Schedule	Description
☐	F	(Fringe Benefit Plan Annual Information)



SCHEDULE A (Form 5500)	Insurance Information	Official Use Only
Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974. ▶ **File as an attachment to Form 5500.** ▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).	OMB No. 1210-0110 **2001** **This Form is Open to Public Inspection**

For calendar year 2001 or fiscal plan year beginning 07/01/2001 , and ending 06/30/2002

A Name of plan	B Three-digit plan number ▶
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	001
C Plan sponsor's name as shown on line 2a of Form 5500	**D Employer Identification Number**
QCR HOLDINGS, INC.	42-1397595

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

HARTFORD LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
06-0974148	88072	GA007221	232	07/01/2001	06/30/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
6561	0



Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
LINSCO/PRIVATE LEDGER 9785 TOWNE CENTRE DRIVE SAN DIEGO CA 92121			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
6561			4

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	



Official Use Only

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	
4	Current value of plan's interest under this contract in separate accounts at year end	2,540,119

5 Contracts With Allocated Funds

a	State the basis of premium rates ▶	
b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	
	Specify nature of costs ▶	

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity (3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☒ deposit administration (2) ☐ immediate participation guarantee (3) ☐ guaranteed investment (4) ☐ other (specify below) ▶

b	Balance at the end of the previous year		0
c	Additions: (1) Contributions deposited during the year		
	(2) Dividends and credits		
	(3) Interest credited during the year		
	(4) Transferred from separate account		
	(5) Other (specify below) ▶		
	(6) Total additions		0
d	Total of balance and additions (add b and c (6))		0
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier		
	(3) Transferred to separate account		
	(4) Other (specify below) ▶		
	(5) Total deductions		0
f	Balance at the end of the current year (subtract e (5) from d)		0



SCHEDULE C (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2001
This Form is Open to Public Inspection

For calendar year 2001 or fiscal plan year beginning 07/01/2001, and ending 06/30/2002

A Name of plan: QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500: QCR HOLDINGS, INC.

D Employer Identification Number: 42-1397595

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1** 0

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
		Contract Administrator

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
			12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



Official Use Only

Part II Termination Information on Accountants and Enrolled Actuaries (see instructions)

(a) Name ______________________ (b) EIN ______________

(c) Position ______________________

(d) Address ______________________

(e) Telephone No. ______________________

Explanation: ______________________

(a) Name ______________________ (b) EIN ______________

(c) Position ______________________

(d) Address ______________________

(e) Telephone No. ______________________

Explanation: ______________________

(a) Name ______________________ (b) EIN ______________

(c) Position ______________________

(d) Address ______________________

(e) Telephone No. ______________________

Explanation: ______________________







Official Use Only

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2001

This Form is Open to Public Inspection

For calendar plan year 2001 or fiscal plan year beginning 07/01/2001 , and ending 06/30/2002,

A Name of plan or DFE
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number
42-1397595

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE HARTFORD ADVANTAGE TK1

(b) Name of sponsor of entity listed in (a) HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1,659,814

(a) Name of MTIA, CCT, PSA, or 103-12IE HARTFORD ADVANTAGE VK1

(b) Name of sponsor of entity listed in (a) HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 52759

(a) Name of MTIA, CCT, PSA, or 103-12IE SEPARATE ACCOUNT K1

(b) Name of sponsor of entity listed in (a) HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 827546

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ (d) Entity code ____ (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



SCHEDULE H (Form 5500)	Financial Information	Official Use Only
Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2001** **This Form is Open to Public Inspection.**

For calendar year 2001 or fiscal plan year beginning 07/01/2001 , and ending 06/30/2002

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D** Employer Identification Number 42-1397595

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	0	0
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	282460	367457
(2) Participant contributions	b(2)	16638	28684
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	30966	34963
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	1,964,436	2,540,119
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	872746	1,437,930
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	3,167,246	4,409,153
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	3,167,246	4,409,153

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	363890	
(B) Participants	a(1)(B)	616355	
(C) Others (including rollovers)	a(1)(C)	198169	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1,178,414
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		0
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		0



Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		94030
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		1,272,444
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	23828	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		23828
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	6709	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		6709
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		30537
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		1,241,907
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☐ Unqualified (2) ☐ Qualified (3) ☒ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☒

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm)

MCGLADREY & PULLEN, LLP 42-0714325



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (see instructions)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2,000,000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning 07/01/2001 , and ending 06/30/2002 ,

1a Name of trustee or custodian

ALLFIRST TRUST COMPANY, N.A.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

25 S CHARLES STREET, MC 101-592

c City or town, state, and ZIP code

BALTIMORE MD 21201

2a Name of trust

QUAD CITY HOLDINGS 401(K) PROFIT SHARING PLAN

b Trust's employer identification number 54-1834572

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... [X] Yes [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 42-1397595

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ [signature] **Date ▶** 8/28/02



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 07/01/2001 , and ending 06/30/2002 ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number
42-1397595

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . 1 $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-1422405 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month______Day______Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . 6a $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . 6c $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning 07/01/2001 , and ending 06/30/2002 ,

A Name of plan	B Three-digit plan number ▶
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	001

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
QCR HOLDINGS, INC.	42-1397595

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ _______________ **d** _____ %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test



SUMMARY ANNUAL REPORT FOR
QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

This is a summary of the annual report for the QCR Holdings, Inc. 401(k) Profit Sharing Plan, (FEIN: 42-1397595), for the year ended June 30, 2002. The annual report has been filed with the Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by mutual funds, securities and corporate investments. Plan expenses were $30,537. These expenses included $6,709 in administrative expenses and $23,828 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 232 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan was $4,409,153 as of June 30, 2002, compared to $3,167,246 as of June 30, 2001. During the plan year, the plan experienced an increase in its net assets of $1,241,907. This increase included unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the price the plan originally paid for those assets. The plan had total income of $1,272,444, including employer contributions of $363,890, employee contributions of $616,355, rollovers of $198,169 and earnings from investments of $ 94,030.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are include in the report:

1. an accountant's report
2. financial information
3. assets held for investment
4. fiduciary information

To obtain a copy of the full annual report, or any part thereof, write or call the office of QCR Holdings, Inc. , who is the plan administrator. There will be no charge for copying costs.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, QCR Holdings, Inc. , 4500 N. Brady Street, Davenport, IA 52806, and at the U.S. Department of Labor in Washington D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Department of Labor, 200 Constitution Avenue, NW, Washington, D.C. 20216.

McGladrey & Pullen
Certified Public Accountants

Quad City Holdings 401(k)/Profit Sharing Plan

Financial Report

June 30, 2002

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator
Quad City Holdings
401(k)/Profit Sharing Plan
Moline, Illinois

We were engaged to audit the statements of net assets available for benefits of Quad City Holdings 401(k)/Profit Sharing Plan as of June 30, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended June 30, 2002, and the supplemental schedule as of June 30, 2002. These financial statements and the schedule are the responsibility of the Plan's management.

As permitted by 29 CFR Section 2520.103-8 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Hartford Life Insurance Company, the custodian of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certifications from the custodian, as of June 30, 2002 and 2001 and for the year ended June 30, 2002 that the information provided to the plan administrator by the custodian is complete and accurate to the best of their knowledge.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the custodian, has been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is presented in compliance with the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

McGladrey & Pullen, LLP

Davenport, Iowa
November 1, 2002

QUAD CITY HOLDINGS
401(k)/PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2002 and 2001

	2002	2001
ASSETS		
Participant-directed investments (Note 5):		
Common stock, Quad City Holdings, Inc.	$ 1,437,930	$ 872,746
Hartford Money Market Fund	159,894	129,647
Hartford Index Fund	456,367	443,654
Hartford Bond Fund	211,285	174,798
American Century Ultra Fund	522,740	432,989
Fidelity VIP Overseas Fund	52,759	27,590
Putnam Vista Fund	187,298	129,113
Janus Balanced Fund	535,887	412,057
Franklin Small-Mid Cap Growth Fund	262,028	128,507
Mutual Shares Fund	151,861	86,081
Participant Loans	34,963	30,966
	4,013,012	2,868,148
Receivables:		
Employer contributions	367,457	282,460
Employee contributions	28,684	16,638
	396,141	299,098
Total assets	4,409,153	3,167,246
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,409,153	$ 3,167,246

See Notes to Financial Statements.

QUAD CITY HOLDINGS
401(k)/PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2002

Investment income, including net appreciation in the fair value of investments, interest, and dividends (Note 5)	$ 82,185
Contributions:	
Employer	367,457
Employee	616,354
Rollovers	199,884
	1,183,695
	1,265,880
Benefit payments	23,973
Net increase	1,241,907
Net assets available for benefits:	
Beginning of year	3,167,246
End of year	$ 4,409,153

See Notes to Financial Statements.

QUAD CITY HOLDINGS
401(k)/PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Valuation of Investments

Investments in pooled mutual funds are carried at fair value as reported to the Plan by Hartford Life Insurance Company and investments in common stock are carried at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

Note 2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank & Trust Company, Quad City Bancard, Inc., and Cedar Rapids Bank & Trust Company (Company) who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions and the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution, the nonvested profit sharing portion of terminated participants' accounts (forfeitures), and Plan earnings. Allocations of the Company's profit sharing contribution and forfeitures are based on participant eligible wages. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment options:

Participants are currently allowed to select from various funds initially selected by the plan sponsor.

Vesting:

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

Note 2. Plan Description (Continued)

Forfeitures:

Forfeitures of terminated participant's nonvested employer match portion of their accounts are used to reduce future Company matching contributions. No forfeitures were used to reduce Company matching contributions for the years ended June 30, 2002 and 2001. Forfeitures of terminated participant's nonvested profit sharing portion of their accounts are reallocated to participants as an additional employer profit-sharing contribution. Forfeitures of none and $4,214 were reallocated to participants for the years ended June 30, 2002 and 2001, respectively. Unallocated forfeitures as of June 30, 2002 and 2001 were $6,275 and $2,658, respectively.

Funding policy:

Participants may contribute up to 15% of their eligible compensation in the form of a salary reduction. The Company makes matching contributions equal to 100% of the first 3% of the participant's contribution and 50% of the next 3%. The Company's profit sharing contribution to the Plan is discretionary and is determined annually by the Board of Directors. The Company's discretionary profit sharing contribution for the year ended June 30, 2002 was $49,000. Participants must complete 1,000 hours of service and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to receive Company matching or profit sharing contributions.

Payment of benefits:

On termination of service, death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy.

Participant loans:

The Plan allows eligible participants to borrow funds from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. Interest rates are fixed at prime rate plus 2% at the loan inception date.

Note 3. Priorities upon Termination of the Plan

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become 100% vested and shall be distributed to the participants or their beneficiaries.

QUAD CITY HOLDINGS
401(k)/PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4. Tax Status

The Internal Revenue Service has determined in a letter dated July 13, 1995 that the Plan and the trust are qualified and exempt from income taxes under the provisions of Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

Note 5. Information Certified by Asset Custodian

The following information has been certified by Hartford Life Insurance Company as of June 30, 2002 and 2001 and for the year ended June 30, 2002:

	2002	2001
Investments:		
Common stock, Quad City Holdings, Inc. *	$ 1,437,930	$ 872,746
Hartford Money Market Fund	159,894	129,647
Hartford Index Fund *	456,367	443,654
Hartford Bond Fund	211,285	174,798
American Century Ultra Fund *	522,740	432,989
Fidelity VIP Overseas Fund	52,759	27,590
Putnam Vista Fund	187,298	129,113
Janus Balanced Fund *	535,887	412,057
Franklin Small-Mid Cap Growth Fund *	262,028	128,507
Mutual Shares Fund	151,861	86,081
Participant Loans	34,963	30,966
	$ 4,013,012	$ 2,868,148

* Represents an investment which equals 5% or more of the net assets available for benefits as of June 30, 2002.

	Year Ended June 30, 2002
Investment income (loss):	
Net appreciation (depreciation) in the fair value of investments, interest, and dividends:	
Mutual funds	$ (320,860)
Common stock	399,942
Participant loans	3,103
	$ 82,185

QUAD CITY HOLDINGS
401(k)/PROFIT SHARING PLAN

SCHEDULE H - PART IV
EIN: 42-1397595

ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
June 30, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Face Value or Number of Units	Current Value
Quad City Holdings, Inc.	Common stock, Quad City Holdings, Inc.	97,862	$ 1,437,930
Hartford Life Insurance Company	Hartford Money Market Fund	128,048	159,894
Hartford Life Insurance Company	Hartford Index Fund	312,708	456,367
Hartford Life Insurance Company	Hartford Bond Fund	144,381	211,285
Hartford Life Insurance Company	American Century Ultra Fund	372,013	522,740
Hartford Life Insurance Company	Fidelity VIP Overseas Fund	47,731	52,759
Hartford Life Insurance Company	Putnam Vista Fund	203,210	187,298
Hartford Life Insurance Company	Janus Balanced Fund	420,124	535,887
Hartford Life Insurance Company	Franklin Small-Mid Cap Growth Fund	190,197	262,028
Hartford Life Insurance Company	Mutual Shares Fund	108,052	151,861
Hartford Life Insurance Company	Participant Loans	N/A	34,963
			$ 4,013,012